SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)


                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934*




                           Saga Communications, Inc.
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                               (Name of Issuer)



                             Class A Common stock
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                         (Title of Class of Securities)



                                   786598102
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                                 (CUSIP Number)

                                 Peter C. Keefe
                               Avenir Corporation
                             1919 Pennsylvania Ave NW
                                    4th Floor
                              Washington DC, 20006
                                 (202) 659-4427
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               August 3, 2007
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 786598102                                            Page 2 of 5 Pages
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---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                995,777
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH                     995,777
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            995,777
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
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CUSIP No. 7865981                                              Page 3 of 5 Pages
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This Amendment No. 1 to Schedule 13D (?Amendment?) is being filed on behalf of
Avenir Corporation ("Avenir"), a Virginia  corporation and amends the original
Schedule 13D filed on March 14, 2006 on behalf of Avenir. This Amendment relates to the common stock, par value $0.01 per share, of Saga Communications, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $19,670,021. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,486,062 shares of the common stock of the Issuer, constituting approximately 8.21% of the 18,098,028 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities during the past sixty days are set forth on Schedule I.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit
1)	Schedule I.  Purchase and sale transactions within the past 60 days.

                                  SCHEDULE 13D
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CUSIP No. 786598102                                            Page 4 of 5 Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    August 6, 2007
                                          -----------------------------------
                                                   Date

                                                    /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                                    Peter C. Keefe, President
                                          -----------------------------------
                                                   Name/Title

SCHEDULE 13D
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CUSIP No. 786598102                                            Page 5 of 5 Pages
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                                      SCHEDULE I


PURCHASE ("by") AND SALE ("sl") TRANSACTIONS WITHIN PAST 60 DAYS

All purchases and sales listed below were normal, open-market transactions.


Transaction                                                            Average Per
Type          Security             Date       Quantity   Total Price     Share
sl      Saga Communications Inc  5/31/2007     10000     $91,845.58      $9.18
sl      Saga Communications Inc  6/05/2007     76400     $737,248.66     $9.65
sl      Saga Communications Inc  6/08/2007     10100     $101,033.99     $10.00
sl      Saga Communications Inc  6/11/2007      2500     $25,118.11      $10.05
sl      Saga Communications Inc  6/12/2007       200     $2,002.96       $10.01
sl      Saga Communications Inc  6/13/2007       900     $9,013.36       $10.01
sl      Saga Communications Inc  6/19/2007       600     $6,002.9        $10.00
sl      Saga Communications Inc  6/21/2007      3100     $31,015.95      $10.01
sl      Saga Communications Inc  6/22/2007      1050     $10,522.62      $10.02
sl      Saga Communications Inc  6/25/2007       200     $2,006.96       $10.03
sl      Saga Communications Inc  6/27/2007      2000     $19,185.7       $9.59
sl      Saga Communications Inc  7/02/2007      2500     $25,069.11      $10.03
sl      Saga Communications Inc  7/16/2007      3100     $27,856.17      $8.99
lo      Saga Communications Inc  7/18/2007      2000     $17,880         $8.94
sl      Saga Communications Inc  7/20/2007       500     $4,457.43       $8.91
sl      Saga Communications Inc  7/23/2007      2000     $17,959.72      $8.98
sl      Saga Communications Inc  8/03/2007      4500     $31,862.11      $7.08